

May 14, 2024

Michael McGaugh
President and Chief Executive Officer
Myers Industries, Inc.
1293 S. Main Street
Akron, OH 44301

      Re: Myers Industries, Inc.
           Registration Statement on Form S-3
           Filed May 7, 2024
           File No. 333-279187

Dear Michael McGaugh:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services

cc: J. Bret Treier, Esq.